  SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________

SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
___________________

SB PARTNERS
(Name of Subject Company)

MPF Badger Acquisition Co., LLC, MPF Income Fund 23, LLC, MPF DeWaay Fund 5, LLC, MPF DeWaay Premier Fund 4, LLC, MPF DeWaay Fund 7, LLC, MPF Flagship Fund 13, LLC, MPF Income Fund 24, LLC; and MacKenzie Patterson Fuller, LP
(Bidders)

UNITS OF LIMITED PARTNERSHIP INTEREST
(Title of Class of Securities)

none
(CUSIP Number of Class of Securities)
_______________________
Copy to:
Christine Simpson	Chip Patterson, Esq.
MacKenzie Patterson Fuller, LP	MacKenzie Patterson Fuller, LP
1640 School Street	1640 School Street
Moraga, California 94556	Moraga, California 94556
(925) 631-9100 ext. 1024	(925) 631-9100 ext. 1006

(Name, Address, and Telephone Number of
Person Authorized to Receive Notices and
Communications on Behalf of Bidder)

Calculation of Filing Fee

Transaction	Amount of
Valuation*	Filing Fee

$1,050,000	$41.27

*	For purposes of calculating the filing fee only. Assumes the purchase of 1,500 Units at a purchase price equal to $700 per Unit in cash.

[]
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration Number:
Filing Party:
Date Filed:

[]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[X]	third party tender offer subject to Rule 14d-1.
[]	issuer tender offer subject to Rule 13e-4.
[]	going private transaction subject to Rule 13e-3
[]	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the “Offer”) by MPF Badger Acquisition Co., LLC, MPF Income Fund 23, LLC, MPF DeWaay Fund 5, LLC, MPF DeWaay Premier Fund 4, LLC, MPF DeWaay Fund 7, LLC, MPF Flagship Fund 13, LLC, MPF Income Fund 24, LLC (collectively the “Purchasers”) to purchase up to 1,500 Units of limited partnership interest (the “Units”)  in SB Partners (the “Partnership”), the subject company, at a purchase price equal to $700 per Unit, less the amount of any distributions declared or made with respect to the Units between August 21, 2008 (the “Offer Date”) and October 6, 2008 or such other date to which this Offer may be extended (the “Expiration Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 21, 2008 (the “Offer to Purchase”) and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively.  As noted above, the Offer price would be subject to reduction for distributions made or declared prior to the Expiration Date.  Any distributions made or declared after the Expiration Date, by the terms of the Offer and as set forth in the Letter of Transmittal, would be assigned by tendering Unit holders to the Purchasers.  MacKenzie Patterson Fuller, LP is named as a bidder herein because it is deemed to control the Purchasers, but is otherwise not participating in the offer described in this schedule.

In the event of a price reduction resulting from a Partnership distribution declared or made after the Offer Date and before the Expiration Date, as described above, the Purchasers will file an amendment to this Schedule TO reflecting such reduction and will, to the extent necessary, extend the Expiration Date to assure there is a minimum ten business day period following the amendment before the Offer expires.

Tender of Units will include the tender of any and all securities into which the Units may be converted and any securities distributed with respect to the Units from and after the Offer Date.

The Partnership had 3,133 holders of record owning an aggregate of 7,753 Units as of December 31, 2007, according to its Annual Report on Form 10-K for the fiscal year ending December 31, 2007.  The Purchasers and their affiliates currently beneficially own 0 Units, or 0.0% of the outstanding Units.  The 1,500 Units subject to the Offer constitute 19.35% of the outstanding Units.  Consummation of the offer, if all Units sought are tendered, would require payment by the Purchasers of up to $1,050,000 in aggregate Purchase Price, which the Purchasers intend to fund out of their current working capital.

The address of the Partnership’s principal executive offices is 750 Washington Boulevard, Stamford, CT 06901, and its phone number is (203) 975-1300.

The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement.

Item 12.                      Exhibits.

(a)(1)	Offer to Purchase dated August 21, 2008

(a)(2)	Letter of Transmittal

(a)(3)	Form of Letter to Unit holders dated August 21, 2008
(a)(4)	Form of advertisement in Investor’s Business Daily
(b)- (h)	Not applicable.

Item 13.                      Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:                      August 21, 2008
MPF Badger Acquisition Co., LLC, MPF Income Fund 23, LLC, MPF DeWaay Fund 5, LLC, MPF DeWaay Premier Fund 4, LLC, MPF DeWaay Fund 7, LLC, MPF Flagship Fund 13, LLC, MPF Income Fund 24, LLC

By:	/s/ Chip Patterson
Chip Patterson, Senior Vice President of Manager or General Partner of each filing person

MACKENZIE PATTERSON FULLER, LP

By:           /s/ Chip Patterson
Chip Patterson, Senior Vice President

                    EXHIBIT INDEX

Exhibit	Description

(a)(1)	Offer to Purchase dated August 21, 2008

(a)(2)	Letter of Transmittal

(a)(3)	Form of Letter to Unit holders dated August 21, 2008

(a)(4)	Form of advertisement in Investor’s Business Daily